UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022 (No. 2)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Second Amendment Agreement and Amended Primary Financing Warrants

Quoin Pharmaceuticals Ltd. (the “Company”) (formerly known as Cellect Biotechnology Ltd.) is filing this Form 6-K to report that the Company, Quoin Pharmaceuticals, Inc. (“Quoin”) and Altium Growth Fund, L.P. (“Altium”) amended the Primary Financing Warrants (as defined below) and the RRA (as defined below) effective as of March 13, 2022.

In connection with the Securities Purchase Agreement (the “Primary Financing SPA”) by and among the Company, Quoin and Altium, dated as of March 24, 2021, the Company agreed to issue to Altium Series A Warrants, Series B Warrants and Series C Warrants, in the forms attached as Exhibits B-1, B-2 and B-3, respectively, to the Primary Financing SPA (collectively, the “Primary Financing Warrants”), to purchase American Depositary Shares (“ADSs”), with one ADS representing 400 ordinary shares, no par value per share (“Ordinary Shares”), of the Company, in accordance with the terms of the Primary Financing Warrants. In connection with the Primary Financing SPA, the Company and Altium also entered into the Registration Rights Agreement, dated as of March 24, 2021 (the “RRA”). On September 17, 2021, Quoin, the Company and Altium entered into an Amendment Agreement (the “First Amendment Agreement”), pursuant to which Quoin, the Company and Altium amended, among other matters: (i) the form of the Primary Financing Warrants as set forth on Exhibits A-1, A-2 and A-3 attached to the First Amendment Agreement, and (ii) the RRA, all pursuant to the terms and conditions set forth therein.

Effective as of March 13, 2022, the Company, Quoin and Altium further amended the forms of Primary Financing Warrants (as amended, “Amended Primary Financing Warrants”), and the Company and Altium further amended the RRA, all as set forth in the Second Amendment Agreement by and among Quoin, the Company and Altium (the “Second Amendment Agreement”) and issued Amended Primary Financing Warrants to Altium as follows: (i) Series A Warrant to purchase 4,276,252 ADSs, (ii) Series B Warrant to purchase 4,276,252 ADSs, (iii) Series C Warrant to purchase 2,389,670 ADSs. The amendments were made, among other matters, to adjust the date on which Altium may effect a Cashless Exercise (as defined in the Primary Financing Warrants) with respect to the Series C Warrant, as well as to adjust the date, on which the Company can file a Demand Registration Statement (as defined in the RRA) registering for resale Ordinary Shares representing ADSs issuable upon the exercise of Amended Primary Financing Warrants.

The foregoing description of the Second Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, attached hereto as Exhibit 4.1 and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
4.1	Second Amendment Agreement, dated as of March 13, 2022, by and among Quoin Pharmaceuticals, Inc., Quoin Pharmaceuticals Ltd., and Altium Growth Fund, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer